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WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

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FACSIMILE: (1-202) 639-9355

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03032514

October 2, 2003

OCT 9 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, the submission re: Issuance and Offering of SSI debenture, submitted to the Stock Exchange of Thailand on September 17, 2003.

Please contact Sarah Hull of this office at (202) 626-3685 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White and Case, LLP

Enclosure

dlw 10/6

Facsimile Cover Sheet

To: Adedayo Idowu / Farhan Qureshy
Company: White & Case Limited Liability Partnership
Fax: (1-202) 639-9355
From: **Sittichai Thiensathaporn**
Company: Sahaviriya Steel Industries Public Co., Ltd.
Phone: (662) 238-3063 to 82, 236-7030 (direct)
Fax: (662) 236-8892
Date: 2/10/03
Pages including this cover page: **1+1**

RE: **Additional Disclosure under 12g-3-2(b) : File no. 82-5008**

Please find attached our submission Re : Issuance and Offering of SSI debenture submitted to the Stock Exchange of Thailand on September 17, 2003 for fling at SEC.

Please refer to the file no. 82-5008 when filing the document.

Best regards,

for Sittichai Thiensathaporn

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

SSI

ISO 9002
ISO 14001
TIS 18001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315 Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Fax : (662) 2368890, 2368892, 6300287-8
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M. 7 T.Maerumphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421
http:// www.ssi-steel.com

Ref. No. 061/2003 September 17, 2003

Re : Issuance and Offering of SSI Debenture

To : President
The Stock Exchange of Thailand

According to the resolution of Shareholders' Meeting No. 14 of Sahaviriya Steel Industries Public Company Limited ("Company") held on April 29, 2003 for approving the issuance and offering of debentures with a total issue size as the Company sees fit but not exceeding Baht 6,000 million, the Company is to divide this issue of Baht 4,000 million into 3 following series.

	Series 1	Series 2	Series 3
Name	Secured Amortising Debentures of Sahaviriya Steel Industries Public Company Limited No. 1/2003 - Series 1 due 2007	Secured Amortising Debentures of Sahaviriya Steel Industries Public Company Limited No. 1/2003 - Series 2 due 2008	Secured Debentures of Sahaviriya Steel Industries Public Company Limited No. 2/2003 due 2008
Issued Amount	Baht 1,800 million	Baht 1,450 million	Baht 750 million
Tenor	3.5 years from the issue date	4.5 years from the issue date	5 years from the issue date
Issue Date	September 17, 2003		
Credit Rating	BBB by FITCH		No credit rating
Interest Rate	Fixed 3.50%	Avg.6-mo.Deposit Rate of BAY, SCB, KBANK, and BBL + 2.75%	Avg.6-mo.Deposit Rate of BAY, SCB, KBANK, and BBL + 3%
Interest Payment	Semiannually	Semiannually	Semiannually
Principle Repayment	Semiannually	Semiannually	Bullet at the maturity date
Grace Period	18 months from the issue date	48 months from the issue date	Repayment at the maturity date
Collateral	Land, Building, Machineries of The Company and Assignment of Insurance Proceeds		
Transfer Restriction	Registered the debentures' transfer restriction to restrict the transfer of debentures to the Institutional investor in accordance with Clause 13 of the Notification of the Securities and Exchange Commission re: Rules, Conditions and Procedures for Application and Approval for an Offer for Sale of the Newly Issued Debentures.		Registered the debentures' transfer restriction to restrict the transfer of debentures to no more than 10 bondholders at any time.

Please be informed accordingly

Yours Sincerely,

- Signature -

(Mr. Sittichai Thiensathaporn)
President